November 20, 2025

Cristina Gallo-Aquino
Chief Financial Officer
Ryder System, Inc.
2333 Ponce de Leon Blvd. Suite 700
Coral Gables, Florida 33134

       Re: Ryder System, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-04364
Dear Cristina Gallo-Aquino:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services